Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

APPOINTMENT OF CHIEF OPERATING OFFICER

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) is pleased to announce that Dr. Haijun Zhao has been appointed as the Chief Operating Officer of the Company with effect from 25 April 2013. Dr. Zhao’s brief biography is as follows:

Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President. He has 21 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

SMIC CEO Dr. Tzu-Yin Chiu commented, “Dr. Zhao has extensive expertise in manufacturing operations and is well known in the semiconductor industry. His promotion to COO will help us further improve the operational management and the performance of the company.”

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 15, 2013, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcemnt may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
26 April 2013

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.